CW

SECU 11015200 SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66615

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marks Baughan Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Front Street, Suite 275
(No. and Street)

Conshohocken	PA	19428
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel B. Pina, CFO — 610-572-1012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana Carr & O'Connor, LLP
(Name – *if individual, state last, first, middle name*)

1500 Lancaster Avenue	Paoli	PA	19301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FW 3/18

OATH OR AFFIRMATION

I, James Marks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marks Baughan Securities, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
LISA JARVIS
Notary Public
W. CONSHOHOCKEN BORO., MONTGOMERY CNTY
My Commission Expires Mar 4, 2013

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. Not Applicable
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Not Applicable
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. Not Applicable
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 Not Applicable
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. Not Applicable
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. Not Applicable
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. Not Applicable

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Report

MARKS BAUGHAN SECURITIES, LLC

December 31, 2010 and 2009

SIANA CARR O'CONNOR & LYNAM, LLP

CERTIFIED PUBLIC ACCOUNTANTS

MARKS BAUGHAN SECURITIES, LLC

Financial Statements and Supplementary Financial Information

For the Years Ended December 31, 2010 and 2009

and

INDEPENDENT AUDITOR'S REPORT

INDEX

SIANA CARR O'CONNOR & LYNAM, LLP

Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

Phone: 610-296-4200 * Fax: 610-296-3659
www.scolcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Members
Marks Baughan Securities, LLC
Conshohocken, Pennsylvania

We have audited the accompanying statements of financial condition of Marks Baughan Securities, LLC as of December 31, 2010 and 2009, and the related statements of operations, members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marks Baughan Securities, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siana Carr O'Connor & Lynam, LLP

SIANA CARR O'CONNOR & LYNAM, LLP

February 22, 2011

MARKS BAUGHAN SECURITIES, LLC
Statements of Financial Condition
December 31, 2010 and 2009

Assets	2010	2009
Cash	$2,697,402	$423,513
Accounts receivable	31,512	75,475
Property and equipment, net	48,921	50,116
Prepaid expenses	7,730	7,269
Total assets	$2,785,565	$556,373
Liabilities and members' equity		
Liabilities:		
Accounts payable and accrued expenses	$1,759,390	$103,671
Related party payable	22,890	30,566
Deferred revenue	31,944	-0-
Total liabilities	1,814,224	134,237
Members' equity	971,341	422,136
Total liabilities and members' equity	$2,785,565	$556,373

(The accompanying notes are an integral part of these financial statements.)

MARKS BAUGHAN SECURITIES, LLC
Statements of Operations
For the Years Ended December 31, 2010 and 2009

	2010	2009
Revenues:		
Fee revenues	$7,127,060	$ 221,027
Interest income	10,376	13,013
Total revenues	7,137,436	234,040
Expenses:		
Salaries, benefits and guaranteed payments	5,982,434	1,245,227
Other expenses	397,405	210,807
Occupancy and equipment	215,584	211,045
Communications and data processing	32,733	28,546
Interest expense	75	369
Total expenses	6,628,231	1,695,994
Net income (loss)	$ 509,205	$(1,461,954)

(The accompanying notes are an integral part of these financial statements.)

MARKS BAUGHAN SECURITIES, LLC
Statements of Members' Equity
For the Years Ended December 31, 2010 and 2009

Balance - December 31, 2008	$ 1,424,090
Capital contributions	460,000
Net loss	(1,461,954)
Balance - December 31, 2009	$ 422,136
Capital contributions	40,000
Net income	509,205
Balance - December 31, 2010	$ 971,341

(The accompanying notes are an integral part of these financial statements.)

MARKS BAUGHAN SECURITIES, LLC
Statements of Cash Flows
For the Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net income (loss)	$ 509,205	$(1,461,954)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	56,474	24,671
(Increase) decrease in:		
Accounts receivable	43,963	(19,222)
Prepaid expenses	(461)	2,321
Increase (decrease) in:		
Accounts payable and accrued expenses	1,655,719	(89,689)
Related party payable	(7,676)	(3,466)
Deferred revenue	31,944	(48,889)
Net cash provided (used) by operating activities	2,289,168	(1,596,228)
Cash flows from investing activities:		
Purchase of property and equipment	(55,279)	(3,004)
Net cash used by investing activities	(55,279)	(3,004)
Cash flows from financing activities:		
Capital contributions	40,000	460,000
Net cash provided by financing activities	40,000	460,000
Net increase (decrease) in cash	2,273,889	(1,139,232)
Cash - beginning of year	423,513	1,562,745
Cash - end of year	$2,697,402	$ 423,513

(The accompanying notes are an integral part of these financial statements.)

(1) NATURE OF OPERATIONS

Marks Baughan Securities, LLC (the Company) was organized as Marks Baughan & Co., LLC on March 9, 2004 and changed its name on May 10, 2007. The Company provides merger and acquisition and related advisory services, as well as private placement services to companies nationwide with a focus on the Philadelphia and mid-Atlantic regions. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable

The Company carries accounts receivable at cost. Management considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been recorded. Management regularly assesses the collectibility of receivables based on contractual terms and payment history. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue recognition

Fee revenue consists of merger and acquisition advisory fees, which are recognized once the transaction has been completed and the income is reasonably determinable, and retainers, which are recognized as earned over the term of the agreement.

Depreciation

Depreciation is provided on a straight-line basis over the assets' estimated useful lives ranging from two to seven years. Depreciation expense for the years ended December 31, 2010 and 2009 was $56,474 and $24,671, respectively.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

The Company has elected under the Internal Revenue Code to be a non-taxpaying entity (a partnership) for federal and state income tax purposes. Earnings and losses are included in the members' personal income tax returns.

Guaranteed payments to members

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as Company expenses rather than as allocations of Company net income.

(3) PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2010	2009
Computer equipment	$ 117,660	$ 97,712
Software	54,741	19,410
Furniture and fixtures	53,495	53,495
Website	6,575	6,575
	232,471	177,192
Less: accumulated depreciation	(183,550)	(127,076)
	$ 48,921	$ 50,116

(4) COMMITMENTS AND CONTINGENCIES

Operating leases

The Company subleases office space from an entity related through common ownership and management under an agreement expiring on March 31, 2013. The agreement requires the Company to pay a percentage of the rent, operating expenses, real estate taxes and other fees paid by the related party under its lease agreement. The Company also has two automobile leases which expire in 2011. In addition, in January 2009, the Company entered into a new three year lease for office space in Minnesota, commencing February 1, 2009. The lease requires the Company to pay rent, and its proportionate share of real estate taxes and common area maintenance expenses.

(4) COMMITMENTS AND CONTINGENCIES (CONTINUED)

At December 31, 2010, future minimum lease payments (including those accrued in the amount of $16,088 at December 31, 2010) under the operating leases are as follows:

2011	$158,235
2012	124,631
2013	83,208
	$366,074

Rent expense, including operating expenses, real estate taxes and other fees, under the sublease and office lease for the years ended December 31, 2010 and 2009 was $152,462 and $151,816, respectively. At December 31, 2010 and 2009, the Company had $16,088 and $18,544, respectively, due to the related party relating to the sublease.

Lease expense for the automobiles was $23,886 and $27,747 for 2010 and 2009, respectively.

(5) RELATED PARTY TRANSACTIONS

Expense sharing

During the years ended December 31, 2010 and 2009, the Company reimbursed an entity related through common ownership and management for the Company's allocated share of certain operating expenses paid by this entity. At December 31, 2010 and 2009, the Company had $6,802 and $12,022, respectively, due to the related party for expenses that were not yet reimbursed.

Operating lease

As disclosed in Note 4, the Company subleases office space from an entity related through common ownership and management.

(6) LIMITED LIABILITY COMPANY

Since the Company is a limited liability company, no member shall be liable for the debts, liabilities, contracts or other obligations of the Company except to the extent of any unpaid capital contributions such member has agreed to make to the Company. In addition, no manager shall be liable for the debts, liabilities, contracts or other obligations of the Company. Neither any manager nor any officer, member, employee, agent, representative or affiliate of a manager shall have any liability to the Company or any member of any loss, cost or expense suffered or incurred by the Company or any member that arises out of or relates to any action or inaction of any such person if such action or omission to act was undertaken in good faith upon a determination that such course of conduct did not constitute gross negligence or willful misconduct on the part of the person.

The duration of the Company is perpetual.

(7) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2010, the Company had net capital, as defined, of $883,178, which was $762,230 in excess of its minimum required net capital of $120,948. The Company's ratio of aggregate indebtedness to net capital was 2.05 to 1 as of December 31, 2010.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under section (k)(2)i which provides an exemption for broker-dealers who do not hold customer funds or safekeep customer securities but maintain "Special Accounts for the Exclusive Benefit of Customers." Therefore, Schedules II and III on pages 12 and 13 are not applicable.

(8) SUPPLEMENTAL CASH FLOW INFORMATION

	2010	2009
Cash paid for interest	$75	$369

(9) EMPLOYEE BENEFIT PLANS

401(k) plan

The Company has a 401(k) plan for all of its employees. The plan allows an annual discretionary Company match contribution, as well as an annual discretionary profit sharing contribution to the plan. The match contribution for 2010 was 0% and for 2009 was 50% of the participant's contribution up to 6% of eligible compensation. For the year ended December 31, 2009, the Company contributed $28,077 in matching contributions. There were profit sharing contributions of $111,607 in 2010. There were no profit sharing contributions to the plan in 2009.

(9) EMPLOYEE BENEFIT PLANS (CONTINUED)

Non-qualified deferred compensation plan

In 2005, the Company adopted a non-qualified deferred compensation plan for a select group of management and employees. At December 31, 2010, the deferred compensation contingent commitment is as follows:

Payable December 1, 2011	$111,500
Payable December 1, 2012	111,500
	$223,000

The amounts are discretionary and are subject to the employees' continued employment with the Company through these vesting dates. During the years ended December 31, 2010 and 2009, expense of $11,600 and $57,124, respectively, was incurred under this plan.

(10) UNCERTAIN TAX POSITIONS

Management has evaluated all tax positions of the Company and has determined that any exposure is limited to certain states in which they have chosen not to file income tax returns. Although there are statutes of limitations for filing tax returns, generally they do not apply to companies that have never filed. Management believes that any amount due for income taxes, inclusive of interest and penalties, for states in which they have not filed, would not be material to the financial statements taken as a whole. As such, no amounts have been accrued for in the accompanying statements of financial condition.

(11) CONCENTRATIONS

Concentration of credit risk

The Company maintains cash at one financial institution. The money market balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2010, the uninsured balance was $2,428,971. Non-interest bearing checking accounts are guaranteed in full by the FDIC at December 31, 2010.

Concentration of revenue

For the year ended December 31, 2010, approximately 80% of revenue was derived from three customers.

(12) SUBSEQUENT EVENTS

Management has evaluated subsequent events through the issuance of the financial statements.

SUPPLEMENTARY

FINANCIAL

INFORMATION

Schedule I

MARKS BAUGHAN SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2010

Net capital:	
Members' equity	$ 971,341
Less - members' equity not allowable for net capital	-0-
Members' equity qualified for net capital	971,341
Less - non-allowable assets:	
Unsecured receivables	31,512
Property and equipment	48,921
Prepaid expenses	7,730
Total non-allowable assets	88,163
Net capital	$ 883,178
Aggregate indebtedness:	
Accounts payable and accrued expenses	$1,759,390
Related party payable	22,890
Deferred revenue	31,944
Total aggregate indebtedness	$1,814,224
Computation of basic net capital requirement:	
Net capital requirement	$ 120,948
Net capital	883,178
Excess of net capital	$ 762,230
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 701,756
Ratio of aggregate indebtedness to net capital	2.05 to 1

MARKS BAUGHAN SECURITIES, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010

Not Applicable: The Company does not hold customer funds or safekeep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".

Schedule III

MARKS BAUGHAN SECURITIES, LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010

Not Applicable: The Company does not hold customer funds or safekeep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2010 FOCUS Part IIA filing.

Not Applicable: there are no differences between the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2010 FOCUS Part IIA filing.